Creatd, Inc.

419 Lafayette Street, 6th Floor

New York, NY 10003

April 7, 2023

Kate Beukenkamp

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creatd, Inc. Form 8-K
Filed February 17, 2023
File No. 001-39500

Dear Ms. Beukenkamp:

By letter dated March 6, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Creatd, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 8-K filed on February 17, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 8-K filed February 17, 2023

General

1. You issued a press release on February 14, 2023 stating that the company has commenced trading on Upstream and its securities now trade on both the OTC and Upstream under the ticker symbol CRTD. Please revise your current report on Form 8-K to disclose the risks and uncertainties with listing on Upstream, including any restrictions on investors. In this regard, please explain what you mean when you state that MERJ operates Upstream as "a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities." We note that MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/. In doing so, please clarify whether MERJ is registered or regulated in any manner in the United States.

Response: We have dual listed shares of our common stock that have been registered with the Commission or are exempt from registration and are without restrictive legend. Shares listed on Upstream are uncertificated shares of common stock of the same class of shares that are currently traded on the OTC. Pursuant to Upstream’s policy, terms and conditions, which have recently changed, a person who is a United States- or Canada-based investor, either a Canadian citizen, U.S. citizen or permanent resident, will not be able to buy, sell or deposit shares on the Upstream secondary market. Note that U.S.- or Canadian-based investors includes citizens of the United States or Canada who may be living abroad. To the extent shares had been deposited at a time prior to Upstream’s policy prohibiting such deposits, such shares cannot be sold at this time, and such shareholder would need to have such shares returned to the Company’s transfer agent to complete a sale.

On the date hereof we are filing an amendment to the 8-K on Form 8-K/A (the “Form 8-K/A”). The Form 8-K/A describes risks and uncertainties related to the listing on Upstream, including as set forth below.

MERJ Exchange (MERJ) operates Upstream as a fully regulated and licensed integrated securities exchange, clearing system and depository for digital and non-digital securities. MERJ is an affiliate of the World Federation of Exchanges (WFE), recognized by HM Revenue and Customs UK, a full member of the Association of National Numbering Agencies (ANNA) and a Qualifying Foreign Exchange for OTC Markets in the US. MERJ is also a member of the Sustainable Stock Exchanges Initiative. MERJ is regulated in the Seychelles by the Financial Services Authority Seychelles, https://fsaseychelles.sc/. MERJ is not registered or regulated in any manner in the United States.

2. It appears that the Upstream website allows trading of tokenized equity of certain companies and that you are listed on Upstream. With a view toward disclosure, please provide a materially complete description of the tokenized shares and the process by which shareholders exchange their common shares for the tokenized shares, including the entire lifecycle from the initial exchange of common shares for tokenized shares through the exchange back into common shares. In responding to this comment:

●	include the company’s legal analysis as to the characterization of the tokenized equity, and whether it is the same class as the common shares, a different class of common stock, or a security-based swap.

●	provide a detailed explanation of how such securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regard to transferability and the role of the transfer agent, whether on Upstream or otherwise.

●	explain the role of MERJ Depository and Registry Limited (“MERJ Dep.”) and how it interacts with the company’s U.S. transfer agent, and also address how any "tokenized equity" is held on Upstream through MERJ Dep. (e.g., whether through a shareholder's wallet or an omnibus wallet).

Response: All shares comprising the class of common stock that has been registered with the Commission make up the entire number of shares issued and outstanding and have the same CUSIP/ISIN number.  There are no differences in shareholder rights such as transferability. Shareholders may elect to hold their shares with various depositories, including in book entry with a transfer agent, deposited with CEDE & Co. or with MERJ Dep. There is one class of our Common Stock. Common Stock deposited with Upstream (i.e. via MERJ Dep.) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests. This is functionally similar to book entry representations of Common Stock in DTCC. The “Share Tokens” are a form of MERJ Depository Interests.

The digital securities (or tokenized equities) are a digital representation of the Company’s common stock that have been issued and registered with the Commission. A digital security is a 1-for-1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in such company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders. Upstream certifies registered ownership of company shares from a particular date. The ownership details of a tokenized equity balance of a company’s shares for an Upstream shareholder shall include but not be limited to the certificate number, company name and CUSIP/ISIN number, shareholder name and address, number of shares owned, class of shares, issue date of shares and amount paid for the shares in the Upstream secondary market.

Shareholders can exchange their common shares for the tokenized shares by creating an account with Upstream, transferring their shares to Pacific Stock Transfer, the Company’s transfer agent, and requesting to deposit shares using the Upstream app. To move shares back to the US markets, shareholders can withdraw the shares using the Upstream app, after which the shareholders can contact their broker to request the transfer agent to send back their shares.

The MERJ DEP Securities Facility Rules, Directive on Depository Interests sets out the rules governing MERJ Depository Interests, of which Rules 1 to 15 apply in particular.

Common Stock “deposited” with Upstream is transmuted to MERJ Depository Interests  and vice versa for “withdrawals”. The process of depositing and withdrawing securities involves a “transmutation” process. Common stock deposited with Upstream results in title to the common stock being vested in the Depository Nominee on the books and records of the transfer agent and a new holding of MERJ Depository Interests for the shareholder being reflected in the MERJ Subregister. A withdrawal of securities results in the underlying securities being removed from the MERJ Subregister and included back on the register maintained by the transfer agent.

The deposit and withdrawal process can be initiated by the shareholder using the provide prompts in the Upstream app. This process can also be facilitated by contacting the company or its transfer agent in instances where access to Upstream app, a lost/stolen smartphone or similar occurs (i.e. similar to a “lost certificate” or a MERJ Depository bankruptcy scenario).

MERJ Depository Interests are simply beneficial interests in the same class of Common Stock. This is functionally similar to holders of shares of US listed companies on any national securities exchange hold indirect interests in shares registered in the name of Cede & Co. The MDIs are tradable on MERJ. MERJ Depository is appointed to maintains the MERJ Subregister of said securities. The transfer agent may request a copy of the MERJ Subregister at any time but is not involved in the process of reflecting changes in the MERJ Subregister resulting from trades happening on Upstream.

MERJ Depository is appointed to maintain the MERJ Subregister of the Share Tokens pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests.

MERJ Depository maintains the MERJ Subregister pursuant to the MERJ Depository Securities Facility Rules and Directive on Depository Interests. Participants of Upstream are able to use the facilities provided by MERJ Depository pursuant to the terms of the agreement entered into between each participant and Upstream. Applicable law and the governing jurisdiction of all agreements, rules and activities relating to Upstream is the laws of Seychelles.

MERJ Nominees Ltd. is a special purpose company with objects that limit its activities to holding securities of companies listed on MERJ Exchange. It is prohibited from having any other assets or liabilities or engaging in any other activity other than holding securities of companies listed on a MERJ market on trust pursuant to its constitutional objects. MERJ Depository is also obligated by agreement between the two parties to cover all financial obligations and human resources requirements of MERJ Nominees Ltd.

Underlying securities (e.g. Common Stock) held by MERJ Nominees Ltd. is held on trust pursuant to Rule 4.1 of the MERJ Securities Facility Rules Directive on Depository Interests) for the holders of Share Tokens. Section 28(2)(c) of the Seychelles Insolvency Act, 2013 states that “property held by the bankrupt on trust for any other person” shall not be included in the estate of the bankrupt party.

Holders of Share Tokens are entitled to all direct economic benefits and any other entitlements in relation to securities vested in the Depository Nominee.

Voting related matters are covered in detail in Rule 10 of the MERJ Securities Facility Rules Directive on Depository Interests. Pursuant to Rule 10.2 the issuer is obligated to send a Notice of any meetings to be convened to each Holder of MDIs at the same time as all other Holders of the same class of securities (e.g. the Common Stock). This is performed electronically by email and through the Upstream app. MDI holders have the option to appoint the Depository Nominee or another person as their proxy or to attend the meeting and vote directly.

Legal Analysis on the Characterization of Tokenized Equity

We listed the same class of shares currently registered with the Commission that are currently issued and outstanding, which are represented on MERJ as a "digital security" in the form of uncertificated securities which are held at MERJ Dep., a licensed nominee that has been appointed by the Company. Uncertificated or digital securities are the same as shares traded on NASDAQ or the OTC, in that it is a representation of common stock in an uncertificated form. There will be no new issue of uncertificated or digital securities. There are no “tokenized shares”. There is one class of Common Stock. Common Stock deposited with Upstream (i.e. via MERJ Depository) are reflected as MERJ Depository Interests pursuant to the MERJ Depository Securities Facility Rules Directive on Depository Interests. This is functionally similar to book entry representations of Common Stock in DTCC. The Share Tokens are a form of MERJ Depository Interests.

Digital securities are recognized as the same securities under corporate law. On June 30, 2017, the Delaware legislature approved various amendments to the Delaware General Corporation Law (the “DGCL”). The blockchain-related changes include amendments to Sections 151(f), 202(a), 219(a), 219(c), 224, 232(c) and 364 of the DGCL. Amendments to Sections 219, 224 and 232 and related provisions are intended to provide specific statutory authority for Delaware corporations to use networks of electronic databases (examples of which are described as “distributed ledgers” or a “blockchain”) for the creation and maintenance of corporate records, including a corporation’s stock ledger. Section 219(c), as amended, now includes a definition of “stock ledger.” Section 224, as amended, requires that the stock ledger serve three functions contemplated by the DGCL:  it must enable the corporation to prepare the list of stockholders specified in Sections 219 and 220; it must record the information specified in Sections 156, 159, 217(a) and 218; and, as required by Section 159, it must record transfers of stock as governed by Article 8 of subtitle I of Title 6. Sections 151, 202 and 364 have also been amended to clarify that the notices given to holders of uncertificated shares pursuant to those sections may be given by electronic transmission. On August 1, 2017, the Governor of Delaware signed the proposed DGCL amendments into law. The changes to Delaware law permit issuers to begin to issue as digital securities. The basic idea behind digital securities is to “tokenize” shares of stock, debentures, warrants or any other type of security, by representing each unit of a given security as a unique cryptographic public-private key pair that is stored and transferred on a blockchain. The changes to the DCGL were merely clarifications of what was already permissible as a result of significant changes to the DGCL in 2005, allowing for the issuance of “uncertificated” shares of stock. Exhibit 5.1, legal opinions with respect to digital securities of an issuer being “duly authorized and validly issued” have been delivered to the Commission. Nevada corporate law recognized blockchain in 2017 as well.

Digital Securities on Upstream

All Shares have been registered with the Commission and make up the entire number of shares issued and outstanding and have the same CUSIP/ISIN number.   There are no differences in shareholder rights such as transferability. Shareholders may elect to hold their shares in depositories, including in book entry with the transfer agent, CEDE & Co. or MERJ Dep.

Digital securities on Upstream are interchangeable terms that have the same meaning. The digital securities (or tokenized equities) are a digital representation of the company’s common stock that have been issued and registered with the Commission. A digital security is a 1-to-1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders and, on Upstream, certifies registered ownership of company shares from a particular date. The ownership details of a tokenized equity balance of the company’s shares for an Upstream shareholder shall include but not be limited to:

●	Certificate number

●	Company name and CUSIP/ISIN number

●	Shareholder name and address

●	Number of shares owned

●	Class of shares

●	Issue date of shares

●	Amount paid for the shares the Upstream secondary market

Transferability and Role of the Transfer Agent

A shareholder may request that shares be deposited at their broker for secondary trading, where such requests are handled by the company’s transfer agent. When deposited at a broker, the transfer agent credits the share count in the transfer agent’s books and records for CEDE & Co. and debits the share count for the account of the shareholder depositing the shares for secondary trading.

Similarly, in the instance of a dual listing of the company on the Upstream stock exchange, a transfer agent, responding to the request of a shareholder who desires to deposit shares for secondary trading on Upstream, will credit the share count of MERJ Dep. and debit the share count for the account of the shareholder.

Therefore, the Company’s transfer agent’s share count remains the same, and the transfer agent may have (a) an individual share count per person/entity for shares that are not deposited with either CEDE & Co. or MERJ Dep. for secondary trading, (b) a share count for CEDE & Co. and (c) another share count for MERJ Dep. In all cases the shares being counted in the books and records of the transfer agent shall be only the issued and registered number of shares of common stock of the company. No new shares shall be issued by the company for purposes of dual listing of its common stock on Upstream.

Using the Upstream app, an Upstream user may send a request to the company’s transfer agent to deposit their shares for secondary trading on Upstream. The information passed to the transfer agent is then reviewed by the transfer agent, where such information includes the company’s security name, number of shares being requested for transfer, and a complete know-your- customer (KYC) pack from Upstream that contains (but is not limited to) name, residential address, date of birth, nationality, social security number, selfie-photo, photo-id, utility bill, phone number, and email address. Once the transfer agent is satisfied that the Upstream user requesting the share deposit is the same as the person in the transfer agent’s books and records, then the transfer agent will debit the share count in the account of the shareholder, credit the share count of MERJ Dep. and notify MERJ Dep. of the successful share deposit. MERJ Dep. will then notify Upstream to update the user’s portfolio balance of the company’s shares in the Upstream app, at which time the shares are ready for secondary sale on the Upstream stock exchange, if the shareholder wishes.

The shareholder may withdraw their shares back from Upstream and directly transfer the shares back to the transfer agent.

Upstream does not allow third party transfers, withdrawals, or movements. The shares may only be deposited and withdrawn to/by the same shareholder, and the shareholder information must match the KYC pack.

MERJ Dep. Security Facility

To dual list on Upstream, the company executes a certificate of appointment of MERJ Dep. and Registry Limited as a Securities Facility and confirms that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep. Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

MERJ Dep. is a company licensed as a Securities Facility pursuant to the Seychelles Securities Act, 2007. The Issuer that lists its Securities on the Seychelles Securities Exchange, operated by MERJ Exchange Ltd., known as Upstream, utilizes MERJ Dep. to provide Securities Facility Services to manages it securities as prescribed in an agreement with the Issuer and pursuant to the MERJ Dep.’s Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. procedures as a requirement of its listing on MERJ Exchange Ltd. The Issuer appoints MERJ Dep. to act as the Depository Nominee in respect of any securities traded which are quoted on Upstream and grants MERJ Dep. as the Depository Nominee, pursuant to the Securities Facility Rules Directive on Depository Interests.

Nominee

Upon successful transfer of shares by the transfer agent from book entry to either street name, CEDE & Co. or MERJ Dep., then the relevant nominee will represent the total share count in their books and records, typically in an electronic form (e.g., tokenized, database).

Self-Directed User Trading

Upstream users create a trading account using the Upstream smartphone app, with a random-generated username (in the form of an address that is a 42-character hexadecimal address derived from the last 20 bytes of a random public key) and a password (in the form of a random cryptographic private key). The public and private key (the cryptographic keypair) is generated locally on the smartphone and only the public key is ever known to Upstream, MERJ Dep., or peer to peer trading counterparties on Upstream. Only the individual users hold their private keys. This privacy ensures that only the Upstream user can cryptographically sign a securities transaction (bid/offer/buy/sell/cancel) for it to be executed on Upstream, that is, all transactions such as share sales are self-directed, peer to peer, and instantly settled using the Upstream distributed ledger platform.

In order to buy, sell, deposit or withdraw shares on Upstream, an Upstream user that has created their account as outlined in the previous paragraph, is required to submit know your customer (KYC) information for the Upstream compliance team to review. KYC information is then linked to the users’ public key, and if the user passes KYC review, then the transactions of this user’s cryptographic keypair will be accepted as legitimate self-directed securities transaction requests to Upstream for execution on the platform.

It should be noted that the Upstream technology will reject securities buy orders from cryptographic keypairs that, as a result of KYC review, are identified as coming from U.S. or Canadian persons. No securities buy orders are accepted without a user having successfully undergone the Upstream KYC review process.

Subsequent Secondary Share Sales

Individual shares traded on the Upstream secondary market are not reflected in the transfer agents’ books and records. They are recorded inside the street name depository of MERJ Dep.

The MERJ Dep. nominee books and records service will only accept self-directed, cryptographically signed, executed securities sales from the Upstream app and adjust the share counts accordingly.

Therefore, the securities are held at the nominee, and are moved between accounts inside the nominees omnibus solution pursuant to a cryptographically signed, self-directed instruction from the shareholder as executed by the Upstream matching-engine and notified to MERJ Dep.

3. The press release indicates that shareholders are eligible to claim digital NFTs. Explain whether you are planning to offer any digital dividends to shareholders and disclose the process for distribution of digital dividends, including whether the digital dividends will be limited to those who hold the tokenized shares. Also explain how you will inform and communicate to shareholders in regard to any digital dividends or gifts, with respect to the tokenized shares.

Response: The Company is not currently planning to offer digital dividends to its shareholders. In the event any digital dividend or coupon/reward is to be issued, all shareholders of record of the Company would be entitled to such dividend or coupon/reward and such notice and access information would be made available through the release of press releases, Form 8-K and if registration is required for the dividends, after the effectiveness of any such registration.

4. Please revise your disclosure to clarify whether there could be discrepancies between the trading prices of common shares on the OTC and the tokenized shares on Upstream, whether resulting from different liquidity in the markets or otherwise.

Response: We are identifying in our filings with the Commission disclosure identifying the potential for discrepancies that could result between the trading prices of common shares deposited for secondary trading on OTCQB and the common shares deposited for secondary trading on Upstream, whether resulting from different liquidity in the markets or otherwise.

5. Please revise your disclosure to clarify what information is publicly available about the trading activity that occurs on Upstream and, in particular, what information holders of common shares would have about the trading on Upstream before making a decision to exchange their common shares for tokenized shares.

Response: Upstream is accessible via the preferred app stores. Interested parties may download the application and will have access to review all the securities that trade on Upstream including trading activity, regulatory disclosures and other corporate information. Further there is a direct link of information on our Company at https://upstream.exchange/creatd All information is available prior to the account opening process and application. This includes a listing particulars document, which is a required disclosure as part of the requirements of MERJ Exchange Limited as defined by Securities Act 2007 (as amended) of the Seychelles and any other measure prescribed thereunder by the Minister or the Securities Authority.

Investors may choose to open an account and deposit their securities and investors who have elected to transfer their shares to Upstream may withdraw their shares from Upstream back to the transfer agent if they choose to trade via their US broker at any time.

We have provided our investors with detailed information on the process on how to deposit and trade shares on Upstream directly on our website at the following link: https://investors.creatd.com/resources/faqs/default.aspx

6. In your February 14, 2023 press release, you state that “Global investors can now trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up...” This appears to suggest that U.S. investors can so trade. However, in your current report on Form 8-K, you also disclose that “U.S.- or Canada-based investors are prohibited from buying shares on the Upstream secondary market. However, U.S.- and Canada-based investors may sell securities they have previously purchased or acquired from an issuer, stockbroker or stock exchange that has dual-listed on Upstream." With a view toward disclosure, please clarify and reconcile the statement in the press release, which seems to suggest U.S. investors can buy on the platform, with the disclosure in the 8-K, which indicates U/S. investors cannot sell on the platform.

Response: We have been notified by MERJ that, pursuant to recent rules, U.S.-based investors, including U.S. citizens and permanent residents living abroad, cannot deposit or sell securities they may currently own on the Upstream market. U.S. citizens and permanent residents living abroad may not buy securities on the Upstream market at this time.

The 8-K/A further clarifies the eligibility of investors trading on Upstream.

7. We note in your release from February 14, 2023, that Creatd's digital collectible NFT commemorating the dual listing " is now available for all Upstream participants to claim with the code CRTD." Please revise your Form 8-K to discuss the commemorative NFTs in greater detail, including (i) who or what entity is issuing the NFTs, (ii) what these NFTs consist of and what they represent, and (iii) if and where the NFTs can be traded.

Additionally, please advise us how you have determined whether a commemorative NFT, a digital asset, is not a security and disclose the risk that the federal securities laws may apply to the distribution of the digital collectible NFTs, including by (i) providing us with your legal analysis that these NFTs are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities and (ii) addressing the risks related to a potential violation of Section 5 of the Securities Act if the interpretation or enforcement of the law and regulations regarding NFTs change or if you erroneously conclude that your NFTs are not securities.

Response: We discuss the commemorative NFTs in greater detail in the Form 8-K/A.

The Commission evaluates whether a particular digital asset, including an NFT, is a security based on what is commonly referred to as the Howey Test. The Howey Test looks at four factors: (i) an investment of money (ii) in a common enterprise (iii) with the expectation of profit (iv) to be derived from the efforts of others. We believe the commemorative NFTs issued by Creatd do not meet the definition for securities under the Howey Test. Such NFTs, issued to investors who deposited shares of Creatd with Upstream, are commemorative in nature, memorializing the listing on Upstream, as a novelty item, being akin to a tombstone, plaque, sticker, poster or t-shirt commemorating the listing, similar to what NASDAQ and the NYSE may provide to its issuers. The NFT issued by Creatd conveys no ownership interest in Creatd, nor does it provide any dividends, royalties, or other equity interests or rights that would indicate an expectation of profit. The NFTs are issued only on Upstream and can only be traded on Upstream. No consideration was paid for the NFTs, and such investors are still able to transfer such shares back to Pacific Stock Transfer following receipt of the NFTs.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Jeremy Frommer

Chief Executive Officer

Creatd, Inc.

419 Lafayette Street, 6th Floor

New York, NY 10003